Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,

	2005		2004		2005		2004

Income before discontinued operations, net of minority interests	$3,183		$3,534		$14,147		$20,488
Add:
Portion of rents representative of the interest factor	167		159		496		470
Minority interests	(77)		(171)		250		199
Loss on early debt retirement	—		—		6,785		—
Interest on indebtedness from continuing operations	41,331		29,780		119,347		87,555

Earnings	$44,604		$33,302		$141,025		$108,712

Fixed charges and preferred stock dividend:
Interest on indebtedness from continuing operations	$41,331		$29,780		$119,347		$87,555
Capitalized interest	353		212		988		692
Portion of rents representative of the interest factor	167		159		496		470

Fixed charges	41,851		30,151		120,831		88,717

Add:
Preferred stock dividend	3,842		5,094		11,527		15,271
Accretion of preferred stock	—		1,562		—		4,687

Preferred stock dividend	3,842		6,656		11,527		19,958

Combined fixed charges and preferred stock dividend	$45,693		$36,807		$132,358		$108,675

Ratio of earnings to fixed charges	1.07	x	1.10	x	1.17	x	1.23	x
Ratio of earnings to combined fixed charges and preferred stock dividend	—		—		1.07	x	1.00	x
For the three months ended September 30, 2005 and 2004, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $1.1 million and $3.5 million, respectively.